Annual Report

JUNE 30, 2005

Waddell & Reed Advisors Continental Income Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Continental Income Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Continental Income Fund, Inc. prospectus and current Fund performance information.

President's Letter

June 30, 2005



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the 12 months ended June 30, 2005. The 12-month period saw solid results for most investors. Stocks ended the period higher, with the S&P 500 returning 6.33 percent. Bonds overall, also, showed good results, with the Citigroup Broad Investment Grade Index rising 7.00 percent over the past 12 months.

Economic fundamentals were quite good. Corporate earnings remained solid. Gross domestic product (GDP) in the United States averaged 4 percent annualized growth through 2004, 3.8 percent in the first quarter of 2005, and estimates for the second calendar quarter of 2005 are for growth at 3 to 3.5 percent. Despite rising financial markets, investors generally remained cautious, bothered apparently by rising energy prices and interest rates, the potential for accelerating inflation, and a declining U.S. dollar.

The Federal Reserve initiated a series of increases in short-term interest rates during the period. The Fed enacted five quarter-point increases in the last half of calendar 2004 and four more between January and June of 2005, taking short-term rates from a very low level of 1 percent up to 3.25 percent. Recent public statements by the Federal Reserve indicate that additional increases may be forthcoming.

Despite the rising short-term interest rates and higher oil prices, we continue to feel the economy is doing quite well. Real economic growth of around 3 percent for the rest of calendar 2005, with a nominal growth (after inflation) of around 6 percent, seems likely, in our view. History suggests that corporate profits tend to grow in line with growth in the economy, and stocks generally follow the growth in profits. It now appears that S&P 500 profits could potentially rise in the area of 10 percent for all of 2005. Equities have been sluggish in the first six months of 2005, actually down slightly. We believe that some catch-up with profit growth appears probable.

Regardless of short-term setbacks brought on by economic or geopolitical events – and although past performance is no guarantee of future results – stocks have historically continued to rise over time. And, through appropriate diversification, you can potentially provide more balance to your portfolio over time.

Your financial advisor can help you with these strategies and work with you to develop and maintain a customized investment plan based on your individual situation. We believe that focusing on that plan, despite the swings of the market, is important as you work toward a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Manager's Discussion of Continental Income Fund

June 30, 2005



An interview with Cynthia P. Prince-Fox, portfolio manager of Waddell & Reed Advisors Continental Income Fund, Inc.

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended June 30, 2005.

How did the Fund perform during the last fiscal year?

The Class A shares of the Fund increased 6.46 percent over the period (before the impact of any sales charges), compared with the S&P 500 Index (reflecting the performance of securities that generally represent the stock market), which increased 6.33 percent for the year. The Citigroup Treasury/Government Sponsored/Credit Index (generally reflecting the performance of funds in the bond market) increased 7.42 percent for the year, and the Lipper Balanced Funds Universe Average (reflecting the universe of funds with similar investment objectives) increased 6.48 percent for the period. Multiple indexes are presented because the Fund invests in both stocks and bonds. Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

What factors impacted the Fund's performance relative to its benchmark indexes during the fiscal year?

Asset allocation and industry emphasis both contributed positively to performance during the period, in our opinion. It may be easier to look at the Fund divided by its two areas of holdings. The equity portion of the Fund was aided largely by our holdings in energy, technology and utility stocks. The energy sector was the best performing sector, as oil prices reached nearly $60 per barrel by fiscal year-end. We maintained our overweight position in energy, as we felt prices would remain higher than was generally anticipated. In addition, some of our more defensive holdings, such as consumer staples and aerospace/defense, contributed positively to overall performance as the economy demonstrated some signs of slower growth during the second half of the fiscal year. The return in the fixed income portion of the portfolio was held back slightly, we believe, by our underweight exposure to corporate bonds.

What other market conditions or events influenced the Fund's performance during the fiscal year?

Most major market indexes started off on a weak note in the fiscal first quarter. This was primarily the result, in our view, of financial markets struggling to find direction amid uncertainty about macro economic factors, including the price of oil, growth in the Chinese economy and increases in U.S. interest rates. Additionally, there were some major earnings disappointments from important and typically predictable companies, along with turmoil in Iraq, devastating hurricanes along the coasts and uncertainty caused by the U.S. presidential election. However, investors began to see the light at the end of the tunnel once the election was over, assisted by a fairly significant decline in energy prices in late 2004. This produced an impressive rally during the second quarter of the fiscal year. As we entered the second half of the fiscal year, the markets endured a seesaw pattern, with the markets at times anticipating a more severe economic slowdown or seeing a protracted period of slower, but positive, economic growth. The latter seems to be the case currently, and for the near term, as companies have been unwilling to add significantly to either payrolls or capacity, corroborated by hiring and capital spending trends. We believe that this pattern reduces the possibility of excess in the system as we move forward.

What strategies and techniques did you employ that specifically affected the Fund's performance?

In light of the above outlined conditions, we moved toward a "barbell" approach in the portfolio. In other words, we reduced our pro-cyclical stance to some degree, while increasing our emphasis on more defensive sectors, such as consumer products, health care and leisure products. Our reasoning behind this strategy is that we believe, as the economic recovery matures, companies that have sustainable growth rates in a decelerating economy likely will perform better than their more cyclical counterparts. In addition, we moved out of some of our longer-dated bonds and into cash. We felt that, as rates moved back to 4 percent or below on the 10-year U.S. Treasury, cash offered some stability to the portfolio in the event rates were to rise significantly in the future. This was a defensive move, rather than a call on the direction of interest rates in the short term.

What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

Overall, we placed our greatest emphasis on energy, technology and industrials during the fiscal year. We felt early in the year that energy stocks might play "catch up" relative to other commodity sectors, given a worldwide economic recovery, higher than expected energy prices and a declining dollar. We also emphasized what we felt were high-quality technology stocks because we felt that these stocks had not participated to the same extent as some of the lower-quality issues and were attractively priced, on a relative basis.

While we believe that selected economically sensitive areas will continue to perform well as we move through 2005, we also think that some of the more defensive sectors, such as large-capitalization pharmaceuticals, household products and large-capitalization stocks in general, may begin to demonstrate better relative performance. This, in our view, is primarily due to the fact that valuations have significantly compressed and balance sheets appear to be in stronger shape, resulting in potentially more share buybacks or dividend increases.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Waddell & Reed Advisors Continental Income Fund, Inc., Class A Shares[1]	$16,354
— — ·	S&P 500 Index	$21,381
— — —	Citigroup Treasury/Government Sponsored/Credit Index	$18,786
– – – ·	Lipper Balanced Funds Universe Average	$18,543



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class Y
1-year period ended 6-30-05	0.34%	1.33%	5.35%	6.80%
5-year period ended 6-30-05	0.68%	0.71%	0.86%	2.18%
10-year period ended 6-30-05	6.54%	—	—	—
Since inception of Class[3] through 6-30-05	—	2.56%	2.71%	6.64%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-4-99 for Class B shares, 10-5-99 for Class C shares and 1-4-96 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

CONTINENTAL INCOME FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2005.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended June 30, 2005	Beginning Account Value 12-31-04	Ending Account Value 6-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,006	1.24%	$ 6.18
Class B	1,000	1,002	2.21	10.98
Class C	1,000	1,002	2.18	10.83
Class Y	1,000	1,008	0.94	4.68
Based on 5% Return[2]				
Class A	$1,000	$1,019	1.24%	$ 6.22
Class B	1,000	1,014	2.21	11.05
Class C	1,000	1,014	2.18	10.90
Class Y	1,000	1,020	0.94	4.71

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2005, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF CONTINENTAL INCOME FUND

Portfolio Highlights

On June 30, 2005, Waddell & Reed Advisors Continental Income Fund, Inc. had net assets totaling $512,542,030 invested in a diversified portfolio of:

72.56%	Common Stocks
17.40%	United States Government and Government Agency Obligations
7.27%	Cash and Cash Equivalents
2.77%	Corporate Debt Securities

As a shareholder of the Fund, for every $100 you had invested on June 30, 2005, your Fund owned:



	United States Government and Government Agency Obligations.	$17.40
	Technology Stocks	$12.93
	Financial Services Stocks	$12.55
	Health Care Stocks	$11.64
	Cash and Cash Equivalents.	$ 7.27
	Energy Stocks	$ 6.62
	Utilities Stocks	$ 5.37
	Consumer Nondurables Stocks	$ 5.28
	Retail Stocks.	$ 4.41
	Consumer Services Stocks	$ 4.06
	Miscellaneous Stocks.	$ 3.44
	Corporate Debt Securities	$ 2.77
	Capital Goods Stocks.	$ 2.20
	Business Equipment and Services Stocks . .	$ 2.04
	Multi-Industry Stocks	$ 2.02

The Investments of Continental Income Fund

June 30, 2005

COMMON STOCKS	Shares	Value
Aircraft – 0.96%		
Boeing Company (The)	74,600	$ 4,923,600
Banks – 3.13%		
Citigroup Inc.	210,300	9,722,169
Northern Trust Corporation	139,200	6,338,472
		16,060,641
Beverages – 1.67%		
Anheuser-Busch Companies, Inc.	84,300	3,856,725
Brown-Forman Corporation, Class B	78,000	4,715,880
		8,572,605
Business Equipment and Services – 1.26%		
Cintas Corporation	167,700	6,477,412
Capital Equipment – 1.02%		
Ingersoll-Rand Company Limited, Class A	73,000	5,208,550
Chemicals – Petroleum and Inorganic – 0.76%		
Dow Chemical Company (The)	87,700	3,905,281
Chemicals – Specialty – 0.92%		
Air Products and Chemicals, Inc.	77,700	4,685,310
Computers – Micro – 2.77%		
Apple Computer, Inc.*	92,200	3,390,655
Dell Inc.*	179,800	7,092,211
Sun Microsystems, Inc.*	1,005,500	3,725,378
		14,208,244
Computers – Peripherals – 5.99%		
Check Point Software Technologies Ltd.*	210,800	4,181,218
EMC Corporation*	423,000	5,799,330
Microsoft Corporation	372,000	9,234,900
Oracle Corporation*	421,300	5,563,266
Symantec Corporation*	272,700	5,929,862
		30,708,576
Defense – 1.19%		
General Dynamics Corporation	55,500	6,079,470
Electrical Equipment – 1.18%		
Emerson Electric Co.	95,300	5,968,639
Molex Incorporated, Class A	3,700	86,746
		6,055,385

See Notes to Schedule of Investments on page 17.

The Investments of Continental Income Fund

June 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Electronic Components – 1.24%		
Intel Corporation	245,000	**$ 6,376,125**
Electronic Instruments – 0.78%		
Lam Research Corporation*	138,000	**3,993,030**
Finance Companies – 2.52%		
Fannie Mae	72,700	4,245,680
SLM Corporation	170,800	8,676,640
		12,922,320
Food and Related – 2.19%		
Campbell Soup Company	192,500	5,923,225
Dean Foods Company*	150,300	5,296,572
		11,219,797
Furniture and Furnishings – 0.90%		
Masco Corporation	145,600	**4,624,256**
Health Care – Drugs – 5.05%		
Abbott Laboratories	112,100	5,494,021
Allergan, Inc.	67,100	5,719,604
Amgen Inc.*	75,000	4,534,125
Novartis AG, ADR	80,400	3,814,176
Pfizer Inc.	230,132	6,347,041
		25,908,967
Health Care – General – 3.34%		
Biomet, Inc.	137,500	4,760,937
Boston Scientific Corporation*	126,000	3,402,000
Johnson & Johnson	137,500	8,937,500
		17,100,437
Hospital Supply and Management – 3.25%		
HCA Inc.	95,200	5,394,984
Medtronic, Inc.	109,300	5,660,647
UnitedHealth Group Incorporated	107,800	5,620,692
		16,676,323
Household – General Products – 1.42%		
Colgate-Palmolive Company	145,900	**7,281,869**
Insurance – Life – 1.10%		
Lincoln National Corporation	120,000	**5,630,400**
Insurance – Property and Casualty – 3.54%		
Allstate Corporation (The)	112,200	6,703,950
Berkshire Hathaway Inc., Class B*	2,000	5,567,000
Chubb Corporation (The)	68,600	5,872,846
		18,143,796

See Notes to Schedule of Investments on page 17.

The Investments of Continental Income Fund

June 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Leisure Time Industry – 2.22%		
Royal Caribbean Cruises Ltd.	124,500	$ 6,020,820
Walt Disney Company (The)	213,000	5,363,340
		11,384,160
Motion Pictures – 1.84%		
News Corporation Limited, Class A	338,500	5,476,930
News Corporation Limited, Class B	236,000	3,978,960
		9,455,890
Multiple Industry – 2.02%		
General Electric Company	273,300	9,469,845
TreeHouse Foods, Inc.*	30,060	857,011
		10,326,856
Petroleum – International – 4.25%		
BP p.l.c., ADR	95,000	5,926,100
Burlington Resources Inc.	68,700	3,794,988
ChevronTexaco Corporation	70,100	3,919,992
Exxon Mobil Corporation	141,338	8,122,695
		21,763,775
Petroleum – Services – 2.37%		
Nabors Industries Ltd.*	63,100	3,825,122
Schlumberger Limited	109,400	8,307,836
		12,132,958
Retail – Food Stores – 1.06%		
Walgreen Co.	118,300	5,440,617
Retail – General Merchandise – 3.35%		
Federated Department Stores, Inc.	59,900	4,389,472
Target Corporation	112,400	6,115,684
Wal-Mart Stores, Inc.	138,000	6,651,600
		17,156,756
Security and Commodity Brokers – 2.26%		
American Express Company	93,000	4,950,390
Chicago Mercantile Exchange Holdings Inc.	22,400	6,619,200
		11,569,590
Timesharing and Software – 0.78%		
Paychex, Inc.	122,500	3,983,088
Trucking and Shipping – 0.86%		
Expeditors International of Washington, Inc.	88,800	4,422,684

See Notes to Schedule of Investments on page 17.

The Investments of Continental Income Fund

June 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Utilities – Electric – 3.72%		
Dominion Resources, Inc.	91,000	$ 6,678,490
Exelon Corporation	183,300	9,408,789
PPL Corporation	49,700	2,951,186
		19,038,465
Utilities – Telephone – 1.65%		
AT&T Corp.	152,000	2,894,080
Vodafone Group Plc, ADR	228,100	5,547,392
		8,441,472
TOTAL COMMON STOCKS – 72.56%		**$371,878,705**
(Cost: $316,992,542)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Air Transportation – 0.69%		
Southwest Airlines Co.,		
7.875%, 9–1–07	$3,300	**3,530,937**
Beverages – 0.47%		
Coca-Cola Enterprises Inc.,		
6.7%, 10–15–36	2,000	**2,414,644**
Communications Equipment – 0.01%		
Corning Incorporated, Convertible,		
0.0%, 11–8–15	33	**26,070**
Finance Companies – 0.14%		
California Infrastructure and Economic Development		
Bank, Special Purpose Trust SCE–1,		
6.38%, 9–25–08	729	**741,574**
Multiple Industry – 1.46%		
General Electric Capital Corporation,		
8.3%, 9–20–09	6,500	**7,497,464**
TOTAL CORPORATE DEBT SECURITIES – 2.77%		**$ 14,210,689**
(Cost: $12,733,048)		

See Notes to Schedule of Investments on page 17.

The Investments of Continental Income Fund

June 30, 2005

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Agency Obligations – 3.04%		
Federal Home Loan Mortgage Corporation,		
6.625%, 9–15–09	$5,000	$ 5,504,855
Federal National Mortgage Association:		
6.625%, 9–15–09	4,000	4,407,828
7.25%, 1–15–10	5,000	5,669,705
		15,582,388
Mortgage-Backed Obligations – 1.76%		
Federal National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
8.25%, 6–1–08	39	40,921
4.5%, 7–1–18	3,984	3,968,478
Government National Mortgage Association		
Fixed Rate Pass-Through Certificates:		
9.0%, 7–15–16	1	1,498
9.0%, 8–15–16	41	45,081
9.0%, 10–15–16	4	4,620
9.0%, 10–15–16	15	16,581
9.0%, 10–15–16	16	17,201
9.0%, 11–15–16	15	16,132
9.0%, 1–15–17	3	3,390
9.0%, 1–15–17	3	3,620
9.0%, 3–15–17	30	32,964
9.0%, 4–15–17	22	24,302
4.0%, 9–15–18	4,081	4,012,456
6.5%, 8–15–28	813	850,789
		9,038,033
Treasury Inflation Protected Obligation – 0.70%		
United States Treasury Notes,		
3.0%, 7–15–12 (A)	3,000	**3,566,295**
Treasury Obligations – 11.90%		
United States Treasury Bonds:		
7.25%, 5–15–16	8,500	10,884,318
6.25%, 8–15–23	5,000	6,231,055

See Notes to Schedule of Investments on page 17.

The Investments of Continental Income Fund

June 30, 2005

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Treasury Obligations (Continued)		
United States Treasury Notes:		
6.5%, 8–15–05	$ 4,000	$ 4,016,248
2.75%, 7–31–06	10,000	9,915,230
3.0%, 12–31–06	10,000	9,908,200
3.25%, 8–15–07	5,000	4,959,570
2.625%, 5–15–08	5,000	4,858,790
4.25%, 11–15–14	10,000	10,234,770
		61,008,181
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 17.40%		**$ 89,194,897**
(Cost: $84,600,260)		

SHORT-TERM SECURITIES		
Certificate of Deposit – 0.98%		
Banks		
Wells Fargo Bank, N.A.,		
3.27%, 7–25–05	5,000	**5,000,000**
Commercial Paper		
Capital Equipment – 2.73%		
Deere (John) Capital Corporation:		
3.33%, 7–26–05	7,000	6,983,812
3.32%, 7–27–05	7,000	6,983,216
		13,967,028
Finance Companies – 0.58%		
River Fuel Trust #1 (Bank of New York (The)),		
3.27%, 7–18–05	3,000	**2,995,367**
Food and Related – 1.46%		
General Mills, Inc.,		
3.31%, 7–7–05	3,500	3,498,069
Wm. Wrigley Jr. Company,		
3.25%, 7–14–05	4,000	3,995,306
		7,493,375
Household – General Products – 1.31%		
Clorox Co.,		
3.32%, 7–15–05	6,726	**6,717,316**

See Notes to Schedule of Investments on page 17.

The Investments of Continental Income Fund

June 30, 2005

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Security and Commodity Brokers – 0.86%		
UBS Finance Delaware LLC,		
3.39%, 7–1–05	$4,423	$ 4,423,000
Total Commercial Paper – 6.94%		35,596,086
TOTAL SHORT-TERM SECURITIES – 7.92%		$ 40,596,086
(Cost: $40,596,086)		
TOTAL INVESTMENT SECURITIES – 100.65%		$515,880,377
(Cost: $454,921,936)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.65%)		(3,338,347)
NET ASSETS – 100.00%		$512,542,030

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

CONTINENTAL INCOME FUND
June 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $454,922) (Notes 1 and 3)	$515,880
Receivables:	
Dividends and interest	1,655
Fund shares sold	252
Prepaid and other assets	51
Total assets	517,838

LIABILITIES

Payable for investment securities purchased	4,042
Payable to Fund shareholders	974
Accrued shareholder servicing (Note 2)	111
Accrued service fee (Note 2)	95
Accrued accounting services fee (Note 2)	12
Accrued management fee (Note 2)	10
Accrued distribution fee (Note 2)	6
Due to custodian	4
Other	42
Total liabilities	5,296
Total net assets	$512,542

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 69,371
Additional paid-in capital	382,697
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	297
Accumulated undistributed net realized loss	
on investment transactions	(781)
Net unrealized appreciation in value of investments	60,958
Net assets applicable to outstanding units of capital	$512,542
Net asset value per share (net assets divided by shares outstanding):	
Class A	$7.39
Class B	$7.38
Class C	$7.38
Class Y	$7.39
Capital shares outstanding:	
Class A	66,041
Class B	2,386
Class C	867
Class Y	77
Capital shares authorized	200,000

See Notes to Financial Statements.

Statement of Operations

CONTINENTAL INCOME FUND
For the Fiscal Year Ended June 30, 2005
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $21)	$ 6,937
Interest and amortization	6,692
Total income	13,629

Expenses (Note 2):

Investment management fee	3,591
Service fee:	
Class A	1,188
Class B	44
Class C	16
Shareholder servicing:	
Class A	1,054
Class B	76
Class C	27
Class Y	1
Distribution fee:	
Class A	33
Class B	131
Class C	50
Accounting services fee	140
Audit fees	25
Legal fees	24
Custodian fees	22
Other	176
Total expenses	6,598
Net investment income	7,031

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on investments	36,056
Unrealized depreciation in value of investments during the period	(11,402)
Net gain on investments	24,654
Net increase in net assets resulting from operations	$31,685

See Notes to Financial Statements.

Statement of Changes in Net Assets

CONTINENTAL INCOME FUND
(In Thousands)

	For the fiscal year ended June 30,	
	2005	**2004**
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 7,031	$ 5,822
Realized net gain on investments	36,056	13,899
Unrealized appreciation (depreciation)	(11,402)	37,877
Net increase in net assets resulting from operations	31,685	57,598
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A.	(7,001)	(5,650)
Class B.	(86)	(31)
Class C.	(33)	(9)
Class Y	(10)	(11)
Realized gains on investment transactions:		
Class A.	(–)	(–)
Class B.	(–)	(–)
Class C.	(–)	(–)
Class Y	(–)	(–)
	(7,130)	(5,701)
Capital share transactions (Note 5)	(30,498)	11,229
Total increase (decrease)	(5,943)	63,126
NET ASSETS		
Beginning of period	518,485	455,359
End of period	$512,542	$518,485
Undistributed net investment income	$ 297	$ 396

(1)See "Financial Highlights" on page 21 - 24.

See Notes to Financial Statements.

Financial Highlights

CONTINENTAL INCOME FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				For the fiscal period ended 6-30-01	For the fiscal year ended 3-31-01
	2005	**2004**	**2003**	**2002**	**6-30-01**	**3-31-01**
Net asset value, beginning of period	$7.04	$6.33	$6.29	$7.00	$6.87	$8.20
Income (loss) from investment operations:						
Net investment income	0.10	0.08	0.10	0.12	0.03	0.16
Net realized and unrealized gain (loss) on investments	0.35	0.71	0.04	(0.68)	0.13	(0.57)
Total from investment operations	0.45	0.79	0.14	(0.56)	0.16	(0.41)
Less distributions from:						
Net investment income	(0.10)	(0.08)	(0.10)	(0.12)	(0.03)	(0.17)
Capital gains	(0.00)	(0.00)	(0.00)	(0.03)	(0.00)	(0.75)
Total distributions	(0.10)	(0.08)	(0.10)	(0.15)	(0.03)	(0.92)
Net asset value, end of period	$7.39	$7.04	$6.33	$6.29	$7.00	$6.87
Total return[1]	6.46%	12.54%	2.23%	–8.04%	2.33%	–5.61%
Net assets, end of period (in millions)	$488	$494	$440	$474	$533	$523
Ratio of expenses to average net assets	1.24%	1.24%	1.25%	1.21%	1.20%[2]	1.16%
Ratio of net investment income to average net assets	1.42%	1.22%	1.53%	1.77%	1.84%[2]	2.08%
Portfolio turnover rate	43%	36%	49%	32%	14%	47%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

CONTINENTAL INCOME FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				For the fiscal period ended 6-30-01	For the fiscal year ended 3-31-01
	2005	**2004**	**2003**	**2002**	**6-30-01**	**3-31-01**
Net asset value, beginning of period	$7.04	$6.32	$6.29	$7.00	$6.87	$8.20
Income (loss) from investment operations:						
Net investment income	0.03	0.02	0.03	0.06	0.02	0.10
Net realized and unrealized gain (loss) on investments	0.35	0.71	0.03	(0.68)	0.13	(0.58)
Total from investment operations	0.38	0.73	0.06	(0.62)	0.15	(0.48)
Less distributions from:						
Net investment income	(0.04)	(0.01)	(0.03)	(0.06)	(0.02)	(0.10)
Capital gains	(0.00)	(0.00)	(0.00)	(0.03)	(0.00)	(0.75)
Total distributions	(0.04)	(0.01)	(0.03)	(0.09)	(0.02)	(0.85)
Net asset value, end of period	$7.38	$7.04	$6.32	$6.29	$7.00	$6.87
Total return	5.33%	11.62%	1.02%	−8.86%	2.11%	−6.49%
Net assets, end of period (in millions)	$18	$17	$12	$10	$8	$6
Ratio of expenses to average net assets	2.22%	2.24%	2.26%	2.13%	2.07%[1]	2.07%
Ratio of net investment income to average net assets	0.44%	0.22%	0.51%	0.84%	0.96%[1]	1.16%
Portfolio turnover rate	43%	36%	49%	32%	14%	47%

[1]Annualized.

See Notes to Financial Statements.

Financial Highlights

CONTINENTAL INCOME FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				For the fiscal period ended	For the fiscal year ended
	2005	**2004**	**2003**	**2002**	**6-30-01**	**3-31-01**
Net asset value, beginning of period	$7.04	$6.32	$6.29	$7.00	$6.87	$8.20
Income (loss) from investment operations:						
Net investment income	0.03	0.02	0.03	0.06	0.01	0.09
Net realized and unrealized gain (loss) on investments	0.35	0.71	0.03	(0.68)	0.13	(0.58)
Total from investment operations	0.38	0.73	0.06	(0.62)	0.14	(0.49)
Less distributions from:						
Net investment income	(0.04)	(0.01)	(0.03)	(0.06)	(0.01)	(0.09)
Capital gains	(0.00)	(0.00)	(0.00)	(0.03)	(0.00)	(0.75)
Total distributions	(0.04)	(0.01)	(0.03)	(0.09)	(0.01)	(0.84)
Net asset value, end of period	$7.38	$7.04	$6.32	$6.29	$7.00	$6.87
Total return	5.35%	11.59%	1.05%	–8.95%	2.09%	–6.54%
Net assets, end of period (in millions)	$6	$6	$3	$2	$2	$1
Ratio of expenses to average net assets	2.18%	2.20%	2.26%	2.22%	2.16%[1]	2.13%
Ratio of net investment income to average net assets	0.47%	0.25%	0.51%	0.75%	0.88%[1]	1.10%
Portfolio turnover rate	43%	36%	49%	32%	14%	47%

(1)Annualized.

Financial Highlights

CONTINENTAL INCOME FUND

Class Y Shares

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				For the fiscal period ended	For the fiscal year ended
	2005	2004	2003	2002	6-30-01	3-31-01
Net asset value, beginning of period	$7.04	$6.33	$6.29	$7.00	$6.87	$8.20
Income (loss) from investment operations:						
Net investment income	0.13[(1)]	0.13	0.12[(1)]	0.08	0.03	0.24
Net realized and unrealized gain (loss) on investments	0.35[(1)]	0.68	0.04[(1)]	(0.62)	0.13	(0.63)
Total from investment operations	0.48	0.81	0.16	(0.54)	0.16	(0.39)
Less distributions from:						
Net investment income	(0.13)	(0.10)	(0.12)	(0.14)	(0.03)	(0.19)
Capital gains	(0.00)	(0.00)	(0.00)	(0.03)	(0.00)	(0.75)
Total distributions	(0.13)	(0.10)	(0.12)	(0.17)	(0.03)	(0.94)
Net asset value, end of period	$7.39	$7.04	$6.33	$6.29	$7.00	$6.87
Total return	6.80%	12.87%	2.57%	–7.77%	2.38%	–5.34%
Net assets, end of period (in millions)	$1	$1	$1	$1	$1	$1
Ratio of expenses to average net assets	0.94%	0.94%	0.93%	0.92%	0.92%[(2)]	0.89%
Ratio of net investment income to average net assets	1.71%	1.53%	1.87%	2.06%	2.12%[(2)]	2.34%
Portfolio turnover rate	43%	36%	49%	32%	14%	47%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

Notes to Financial Statements

June 30, 2005

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Continental Income Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide current income to the extent that, in the opinion of the Fund's investment manager, market and economic conditions permit. As a secondary goal, the Fund seeks long-term appreciation of capital. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which market quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Short-term debt securities are valued at amortized cost, which approximates market value.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Federal income taxes – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

E. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.70% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one twelfth of the annual fee shown in the following table.

Accounting Services Fee	
Average Net Asset Level (in millions)	**Annual Fee Rate for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5792 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $970,527. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the period ended June 30, 2005, W&R received $463, $35,026 and $1,611 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $627,667 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

The Fund paid Directors' regular compensation of $28,675, which are included in other expenses. The Fund pays Frederick Vogel III additional compensation for his service as lead independent director. For the fiscal year ended June 30, 2005, that amount was $358.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $180,147,360, while proceeds from maturities and sales aggregated $212,541,772. Purchases of short-term securities and U.S. government obligations aggregated $1,925,652,098 and $29,941,016, respectively. Proceeds from maturities and sales of short-term securities and U.S. government obligations aggregated $1,902,362,490 and $41,130,808, respectively.

For Federal income tax purposes, cost of investments owned at June 30, 2005 was $454,984,606, resulting in net unrealized appreciation of $60,895,771, of which $71,450,000 related to appreciated securities and $10,554,229 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2005 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$7,037,179
Distributed ordinary income	7,130,271
Undistributed ordinary income	314,653
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover	—
Post-October losses deferred	—

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year ("post-October losses").

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

June 30, 2011	$ 713,386

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the fiscal year ended June 30,	
	2005	2004
Shares issued from sale of shares:		
Class A	6,747	11,173
Class B	488	857
Class C	283	564
Class Y	20	37
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	932	800
Class B	12	4
Class C	4	1
Class Y	1	2
Shares redeemed:		
Class A	(11,881)	(11,223)
Class B	(520)	(358)
Class C	(303)	(182)
Class Y	(38)	(34)
Increase (decrease) in outstanding capital shares	(4,255)	1,641
Value issued from sale of shares:		
Class A	$ 48,240	$75,916
Class B	3,480	5,784
Class C	2,011	3,799
Class Y	138	253
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	6,788	5,461
Class B	85	31
Class C	33	9
Class Y	10	10
Value redeemed:		
Class A	(85,105)	(76,127)
Class B	(3,736)	(2,428)
Class C	(2,175)	(1,250)
Class Y	(267)	(229)
Increase (decrease) in outstanding capital	$(30,498)	$11,229

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Continental Income Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Continental Income Fund, Inc. (the "Fund"), as of June 30, 2005, and the related statement of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2005, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Continental Income Fund, Inc. as of June 30, 2005, the results of its operations for the fiscal year then ended, the changes in its net assets for each of the two fiscal years in the period then ended, and its financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
August 12, 2005

Income Tax Information

The amounts of the dividends and long-term capital gains below, multiplied by the number of shares owned by you on the record dates, will give you the total amounts to be reported in your Federal income tax return for the years in which they were received or reinvested.

		PER-SHARE AMOUNTS REPORTABLE AS:					
		For Individuals			**For Corporations**		
Record Date	**Total**	**Qualifying**	**Non-Qualifying**	**Long-Term Capital Gain**	**Qualifying**	**Non-Qualifying**	**Long-Term Capital Gain**
			Class A				
9-15-04	$0.02000	$0.01870	$0.00130	$ —	$0.01770	$0.00230	$ —
12-15-04	0.04800	0.04540	0.00260	—	0.04280	0.00520	—
3-09-05	0.01700	0.01700	—	—	0.01610	0.00090	—
6-15-05	0.01800	0.01800	—	—	0.01700	0.00100	—
	$0.10300	$0.09910	$0.00390	$ —	$0.09360	$0.00940	$ —
			Class B				
9-15-04	$0.00300	$0.00280	$0.00020	$ —	$0.00260	$0.00040	$ —
12-15-04	0.03000	0.02840	0.00160	—	0.02670	0.00330	—
3-09-05	0.00100	0.00100	—	—	0.00090	0.00010	—
6-15-05	0.00100	0.00100	—	—	0.00090	0.00010	—
	$0.03500	$0.03320	$0.00180	$ —	$0.03110	$0.00390	$ —
			Class C				
9-15-04	$0.00300	$0.00280	$0.00020	$ —	$0.00260	$0.00040	$ —
12-15-04	0.03100	0.02930	0.00170	—	0.02760	0.00340	—
3-09-05	0.00100	0.00100	—	—	0.00090	0.00010	—
6-15-05	0.00100	0.00100	—	—	0.00090	0.00010	—
	$0.03600	$0.03410	$0.00190	$ —	$0.03200	$0.00400	$ —
			Class Y				
9-15-04	$0.02500	$0.02340	$0.00160	$ —	$0.02210	$0.00290	$ —
12-15-04	0.05500	0.05210	0.00290	—	0.04900	0.00600	—
3-09-05	0.02200	0.02200	—	—	0.02080	0.00120	—
6-15-05	0.02400	0.02400	—	—	0.02270	0.00130	—
	$0.12600	$0.12150	$0.00450	$ —	$0.11460	$0.01140	$ —

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from the Fund.

The Board of Directors of Waddell & Reed Advisors Continental Income Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc. and W&R Target Funds, Inc. (the Advisors Fund Complex), except that Mr. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, make up the Waddell & Reed Fund Complex. The Ivy Family of Funds consists of the portfolios in the Ivy Funds and Ivy Funds, Inc.

The interested directors are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly-owned subsidiaries, including the funds' investment advisor, Waddell & Reed Investment Management Company (WRIMCO); the funds' principal underwriter, Waddell & Reed, Inc. (W&R); and the funds' transfer agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly-owned subsidiaries, including W&R, WRIMCO and WRSCO. Each Director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

Additional Information about Directors

The Statement of Additional Information (SAI) for Waddell & Reed Advisors Continental Income Fund, Inc. includes additional information about Fund directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

James M. Concannon (57)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations During Past 5 Years: Professor of Law, Washburn Law School (1988 to present); Dean, Washburn Law School (1988 to 2001)
Other Directorships held by Director: Director, Am Vestors CBO II, Inc., a bond investment firm

John A. Dillingham (66)
4040 Northwest Claymont Drive, Kansas City, MO 64116
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations During Past 5 Years: President and Director, JoDill Corp. (1980 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises
Other Directorships held by Director: Chairman, Clay Co. IDA and Kansas City Municipal Assistance Corp., both bonding authorities; Director, Salvation Army

David P. Gardner (72)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1998
Director of Funds in the Fund Complex since: 1998
Principal Occupation During Past 5 Years: retired
Other Directorships held by Director: Chairman, J. Paul Getty Trust; Director, Fluor Corp.; Director, Salzburg Seminar

Linda K. Graves (51)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1995
Director of Funds in the Fund Complex since: 1995
Principal Occupation During Past 5 Years: Shareholder/attorney, Levy & Craig PC (1994 to present) (currently on leave of absence); First Lady of Kansas (1995 to 2003)
Other Directorships held by Director: Director, American Guaranty Life Insurance Company

Joseph Harroz, Jr. (38)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 72
Director since: 1998
Director of Funds in the Fund Complex since: 1998
Principal Occupations During Past 5 Years: Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma Law School (1997 to present); Managing Member, Harroz Investments, LLC, commercial enterprise investments (1998 to present)
Other Directorships held by Director: Director, Ivy Funds, Inc.; Trustee, Ivy Funds

John F. Hayes (85)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1988

Director of Funds in the Fund Complex since: 1988

Principal Occupation During Past 5 Years: Shareholder, Gilliland & Hayes, PA, a law firm; formerly, Chairman, Gilliland & Hayes (1995 to 2003)

Other Directorships held by Director: Director, Central Bank & Trust; Director, Central Financial Corp.

Glendon E. Johnson (81)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1971

Director of Funds in the Fund Complex since: 1971

Principal Occupations During Past 5 Years: Retired

Other Directorships held by Director: Manager, Castle Valley Ranches LLC; Chairman, Wellness Council of America; Chairman, Bank Assurance Partners, marketing; Executive Board and Advisory Committee, Boy Scouts of America

Frank J. Ross, Jr. (52)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1996

Director of Funds in the Fund Complex since: 1996

Principal Occupation During Past 5 Years: Shareholder/Director, Polsinelli Shalton Welte Suelthaus, a law firm (1980 to present)

Other Directorships held by Director: Director, Columbian Bank & Trust

Eleanor B. Schwartz (68)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 72

Director since: 1995

Director of Funds in the Fund Complex since: 1995

Principal Occupations During Past 5 Years: Professor Emeritus, University of Missouri at Kansas City (2003 to present); Professor of Business Administration, University of Missouri at Kansas City (1980 to 2003)

Other Directorships held by Director: Director, Ivy Funds, Inc.; Trustee, Ivy Funds

Frederick Vogel III (69)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1971

Director of Funds in the Fund Complex since: 1971

Principal Occupation During Past 5 Years: Retired

Other Directorships held by Director: None

INTERESTED DIRECTORS

Robert L. Hechler (68)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director; formerly, President, Principal Financial Officer

Number of portfolios overseen by Director: 24

Director since: 1998

Director of Funds in the Fund Complex since: 1998

Principal Occupations During Past 5 Years: Consultant of WDR and W&R (2001 to present); Director of WDR (1998 to 2003); Executive Vice President and Chief Operating Officer of WDR (1998 to 2001); Director, Principal Financial Officer and Treasurer of W&R (1981 to 2001); Chief Executive Officer and President of W&R (1993 to 2001); Director, Executive Vice President, Principal Financial Officer and Treasurer of WRIMCO (1985 to 2001); Director and Treasurer of WRSCO (1981 to 2001)

Other Directorships held by Director: None

Henry J. Herrmann (62)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Chairman of the Board, Director and President; formerly, Vice President

Number of portfolios overseen by Director: 72

Director since: 1998; President since: 2001; Chairman of the Board of Directors since 2005

Director of Funds in the Fund Complex since: 1998

Principal Occupation(s) During Past 5 Years: Chief Executive Officer of WDR (2005 to present); Chief Investment Officer and President of WDR (1998 to 2005); President and Chief Executive Officer of WRIMCO (1993 to present); Chairman of WRIMCO (2005 to present); Chief Investment Officer of WRIMCO (1991 to 2005); President, Chairman and Chief Executive Officer of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); Chief Investment Officer of IICO, (2002 to 2005); President of each of the Funds in the Advisors Fund Complex (2001 to present); President of Ivy Funds, Inc. (2001 to present); President of Ivy Funds (2002 to present)

Other Directorships held by Director: Director of WDR, W&R, WRIMCO, WRSCO, IICO; Director, Austin, Calvert & Flavin, an affiliate of WRIMCO; Director, Ivy Funds Distributor, Inc. (IFDI) an affiliate of WDR; Director, Ivy Funds, Inc.; Trustee, Ivy Funds

OFFICERS

Theodore W. Howard (62)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Treasurer and Principal Accounting Officer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Positions held with Funds in the Fund Complex: Treasurer and Principal Accounting Officer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Principal Occupation(s) During Past 5 Years: Senior Vice President of WRSCO (2001 to present); Treasurer and Principal Accounting Officer of each of the Funds in the Fund Complex (1976 to present); Vice President of each of the Funds in the Fund Complex (1987 to present); Principal Financial Officer of each of the Funds in the Fund Complex (2002 to present); Vice President of Ivy Funds (2002 to present); Principal Financial Officer, Principal Accounting Officer and Treasurer of Ivy Funds (2003 to present); Assistant Treasurer of Ivy Funds (2002 to 2003); Vice President of WRSCO (1988 to 2001)

Directorships held: None

Kristen A. Richards (37)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Secretary and Associate General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Secretary and Associate General Counsel since 2000

Principal Occupation(s) During Past 5 Years: Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present); Vice President, Associate General Counsel and Chief Compliance Officer of WRIICO (2002 to present); Vice President and Secretary of each of the Funds in the Fund Complex (2000 to present); Vice President and Secretary of Ivy Funds (2002 to present); Assistant Secretary of each of the funds in the Fund Complex (1998 to 2000)

Directorships held: None

Daniel C. Schulte (39)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Assistant Secretary and General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Assistant Secretary and General Counsel since 2000

Principal Occupation(s) During Past 5 Years: Vice President, Secretary and General Counsel of WDR (2000 to present); Senior Vice President, Secretary and General Counsel of W&R, WRIMCO and WRSCO (2000 to present); Vice President, General Counsel and Assistant Secretary of WRIICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the Funds in the Fund Complex (2000 to present); Vice President and Assistant Secretary of Ivy Funds (2002 to present); Assistant Secretary of WDR (1998 to 2000)

Directorships held: None

Scott Schneider (37)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Chief Compliance Officer since 2004

Positions held with Funds in the Fund Complex: Chief Compliance Officer since 2004

Principal Occupation(s) During Past 5 Years: Chief Compliance Officer for each of the Funds in the Fund Complex (2004 to present); formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)

Directorships held: None

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is done with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL or (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To all traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds
>   Waddell & Reed Advisors Global Bond Fund
>   Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
>   Waddell & Reed Advisors Accumulative Fund
>   Waddell & Reed Advisors Core Investment Fund
>   Waddell & Reed Advisors Dividend Income Fund
>   Waddell & Reed Advisors New Concepts Fund
>   Waddell & Reed Advisors Small Cap Fund
>   Waddell & Reed Advisors Tax-Managed Equity Fund
>   Waddell & Reed Advisors Value Fund
>   Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
>   Waddell & Reed Advisors Bond Fund
>   Waddell & Reed Advisors Government Securities Fund
>   Waddell & Reed Advisors High Income Fund
>   Waddell & Reed Advisors Limited-Term Bond Fund
>   Waddell & Reed Advisors Municipal Bond Fund
>   Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
>   Waddell & Reed Advisors Cash Management

Specialty Funds
>   Waddell & Reed Advisors Asset Strategy Fund
>   Waddell & Reed Advisors Continental Income Fund
>   Waddell & Reed Advisors Retirement Shares
>   Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

Waddell & Reed Advisors Funds
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217



WADDELL
&REED
Advisors Funds

NUR1004A (6-05)